SEC FILE NUMBER
000-49966

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Community First, Inc.

Full Name of Registrant

Former Name if Applicable

501 South James Campbell Blvd.

Address of Principal Executive Office (Street and Number)
Columbia, Tennessee 38401

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Community First, Inc. (the “Company”) has determined it will be unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2010 by March 31, 2011, without unreasonable effort or expense because of an inability to comply with subsequent event disclosure requirements under accounting principles generally accepted in the United States. This is because its subsidiary bank, Community First Bank & Trust (the “Bank”), is in the midst of a joint routine safety and soundness regulatory examination by the Federal Deposit Insurance Corporation (“FDIC”) and the Tennessee Department of Financial Institution (“TDFI”) encompassing the period covered by the annual report. As a result of their examination findings, these examiners may require adjustments to elements of the Company’s financial statements required to be included in the Form 10-K. Accordingly, management is unable to complete the preparation of the Company’s financial statements and its registered independent public accounting firm is, similarly, unable to complete its audit of the financial statements. Once the joint regulatory examination is complete, which is expected to occur on or before April 1, 2011, the Company will continue to dedicate significant resources to the finalization of its financial statements, and the completion of the Form 10-K. The Company expects to file the Form 10-K on or prior to April 15, 2011.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Dianne Scroggins	931	490-3401
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company’s final results of operation for the fiscal year ended December 31, 2010 are not complete as a result of the ongoing regulatory examination, the Company expects that its results of operations for the fiscal year ended December 31, 2010 will be worse than its results of operations for the fiscal year ended December 31, 2009. Specifically, the Company currently expects that it will recognize a net loss available to common shareholders of approximately $13.6 million for the 2010 fiscal year, compared to a net loss available to common shareholders of $10.5 million for the 2009 fiscal year. The primary factors contributing to the increase in the net loss available to common shareholders in 2010 when compared to 2009 are: (i) significantly higher other real estate expenses, which are expected to be approximately $3.3 million for 2010, compared to $1.8 million in 2009; and (ii) a non-cash goodwill impairment charge in 2010 reflecting the Company’s write-off of all of its goodwill previously recorded in connection with its acquisition of the First National Bank of Centerville. The non-cash change is currently estimated at $2.6 million, but could increase to as much as $5.2 million, which would increase net loss available to common shareholders. Provision for loan losses expense for 2010 is expected to be approximately $11.4 million, compared to $10.9 million for 2009. These results are preliminary and subject to adjustment, including as a result of the FDIC’s and TDFI’s examination findings, and the resulting impact on our financial statements.
Certain of the statements made herein are “forward-looking statements” within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target,” and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation, those described under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009, as updated in our quarterly reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 and the following:
•	the results of the joint examination of the Bank by the FDIC and TDFI;

•	deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;

•	greater than anticipated deterioration or lack of sustained growth in the national or local economies including the Nashville-Davidson-Murfreesboro-Franklin MSA;

•	our potential growth, including our entrance or expansion into new markets, and the need for sufficient capital to support that growth;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations, including those resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act;

•	the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

•	continuation of the historically low short-term interest rate environment;

•	rapid fluctuations or unanticipated changes in interest rates;

•	failure to maintain capital levels above levels required by federal banking regulations or commitments or agreements the Company makes with its regulators;

•	any activity that would cause the Company to conclude that there was impairment of any asset, including other intangible assets;

•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services;

•	the failure of assumptions underlying the establishment of valuation allowances for probable loan losses and other estimates;

•	further deterioration in the valuation of other real estate owned;

•	changes in accounting policies, rules and practices;

•	the impact of governmental restrictions on entities participating in the Capital Purchase Program under the Troubled Assets Relief Program;

•	changes in technology or products that may be more difficult, or costly, or less effective, than anticipated;

•	the effects of war or other conflict, acts of terrorism or other catastrophic events that may affect general economic conditions; and

•	other circumstances, many of which may be beyond our control.
All of the forward-looking statements that are made by the Company herein are expressly qualified in their entirety by this cautionary notice. The Company has no obligation and does not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.

Community First, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2011	By	/s/ Dianne Scroggins

Chief Financial Officer